

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2025

Ian Jacobs
President
Los Altos Ventures Corp.
55 NE 5th Ave., Suite 401
Boca Raton, FL 33432

> **Re: Los Altos Ventures Corp.**
> **Registration Statement on Form 10-12G**
> **Filed August 1, 2025**
> **File No. 000-56769**

Dear Ian Jacobs:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:　　Barrett S. DiPaolo